SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Everi Holdings Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30034T103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 30034T103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,863,110
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,863,110
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,863,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0% **
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 30034T103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,863,110
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,863,110
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,863,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 4 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital, relating to Common Stock, $0.001 par value per share (the “Common Stock”), of Everi Holdings Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of the 9,863,110 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 9,863,110 shares of Common Stock held by the MAST Accounts.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Everi Holdings Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

7250 S. Tenaya Way, Suite 100

Las Vegas, Nevada 89113

Item 2(a)	Name of Person Filing.

MAST Capital Management, LLC (“MAST Capital”) and Mr. David J. Steinberg.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

200 Clarendon Street

51st Floor

Boston, Massachusetts 02116

Item 2(c)	Citizenship or Place of Organization.

MAST Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Steinberg is the principal of MAST Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

30034T103

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	MAST Capital and Mr. Steinberg are the beneficial owners of 9,863,110 shares of Common Stock.

(b)	MAST Capital and Mr. Steinberg are the beneficial owners of 15.0% of the outstanding Common Stock. This percentage is determined by dividing 9,863,110 by 65,956,802, the number of shares of Common Stock issued and outstanding as of October 29, 2015, as reported in the Issuer’s Form 10-Q filed on November 9, 2015.

(c)	MAST Capital, as the investment manager to the MAST Accounts, has the shared power to direct the vote and disposition of the 9,863,110 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg has the shared power to direct the vote and disposition of the 9,863,110 shares of Common Stock held by the MAST Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The 9,863,110 shares of Common Stock held by the MAST Accounts consisted of the following amounts: (i) 1,206,347 shares of Common Stock held by Mast Credit Opportunities I Master Fund Limited; (ii) 4,917,855 shares of Common Stock held by Mast OC I Master Fund LP; (iii) 1,906,065 shares of Common Stock held by Mast Select Opportunities Master Fund LP; and (iv) 1,832,843 shares of Common Stock held by Mast Admiral Master Fund LP.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
David J. Steinberg
Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg